December 11, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Teton Advisors, Inc.
Registration Statement on Form 10
Filed October 31, 2008
File No. 1-34202

Dear Ladies and Gentlemen:

Teton Advisors, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form 10 filed with the Securities and Exchange Commission on October 31, 2008 on EDGAR form type 10-12B (Accession No. 0000807249-08-000463) (the “Original Form 10”).  As discussed with the Staff, the Registrant has today refiled its registration statement on Form 10 on EDGAR form type 10-12G (the “New Form 10”).  The purpose of the withdrawal of the Original Form 10 and refiling of the New Form 10 is to effect a change of the registration from Section 12(b) to Section 12(g) of the Securities Exchange Act of 1934, as amended.  The Company has been advised by the Staff that withdrawing the Original Form 10 and refiling the New Form 10 will not restart the Staff’s comment period; therefore, simultaneously with the New Form 10 filing, the Registrant submitted responses to the Staff’s comments contained in its letter dated December 11, 2008.

Please forward any questions regarding this application to Abraham Safdie of Kramer Levin Naftalis & Frankel LLP at (212) 715-9216.

Teton Advisors, Inc.

By: /s/ Jeffrey M. Farber
Jeffrey M. Farber
Chief Financial Officer